February 2, 2010

By EDGAR and by fax (202) 772-9217

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC  20549

Attn.:      Jim B. Rosenberg

 Tabatha Akins

Re:	NBTY, Inc.
Form 10-K for the Year Ending September 30, 2009
Filed November 30, 2009
File No. 001-31788

Dear Mr. Rosenberg:

We are writing in response to your letter, dated January 27, 2010, regarding your review of NBTY, Inc.’s form 10-K for the year ending September 30, 2009 (“the 10-K”).  We have provided a detailed analysis of our responses, keyed to each comment contained in your letter (which comments are in bold italics), in order to facilitate your review.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Critical Accounting Estimates and Policies

Promotional Program Incentive Allowance, page 35

1.              You state that generally, customers earn incentives as specified sales volumes are achieved and that you record these incentives as a reduction to sales as the specified targets are achieved.  Your disclosure implies that you do not accrue the incentives until the specified volume is achieved.  Please tell us how your accounting complies with the ASC 605-50-25-7.

We accrue all material contingent sales incentives in accordance with ASC 605-50-25-7.  We will revise our disclosure in future filings to clarify our compliance as follows (changes are in bold):

“We estimate our allowance for promotional program incentives based on specific outstanding marketing programs and historical experience.  The allowance for sales incentives offered to customers is based on various contractual terms or other arrangements agreed to in advance with certain customers.  Generally, customers earn such incentives based on sales.  We accrue these incentives as a reduction to sales either at the time of sale or over the period of time in which they are earned, depending on the nature of the program.  Historically, we have not experienced material adjustments to the estimate of our promotional program incentive allowance and we do not expect that there will be a material change in the future estimates and assumptions we use.”

2.              Please tell us, and revise your disclosure to state whether historically there have been material changes in your prior year/period estimate of the program incentive allowance.  If such changes have been material, please revise your disclosure to quantify the amounts.

Historically, we have not experienced material adjustments to the estimate of our promotional program incentive allowance and we do not expect that there will be a material change in the future estimates and assumptions we use.  We will revise our disclosure in future filings to include this statement (see disclosure example provided in comment 1. above).

*              *              *

In connection with delivering this response, NBTY acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that NBTY may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Please let me know if you have any questions.  We appreciate your careful review of our filing and would be pleased to discuss these matters further at your request.

Sincerely,

		By:	/s/ Harvey Kamil
Harvey Kamil
President and Chief Financial Officer

cc:	Irene B. Fisher, Esq.
NBTY, Inc.